

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 21, 2023

Clifford Emmons
Chief Executive Officer
IIOT-OXYS, Inc.
705 Cambridge Street
Cambridge, MA 02141

> **Re: IIOT-OXYS, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 13, 2023**
> **File No. 333-269731**

Dear Clifford Emmons:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Law Clerk, at 202-551-6521 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian Higley